SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 First Quarter 2020 Earnings Presentation.

MAY 12TH, 2020 1st QUARTER 2020 EARNINGS WEBCAST

IMPORTANT NOTICE Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. For Q1, Q2, Q3 and Q4 of 2019 and Q1 of 2020 the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period.

COVID-19: PROACTIVE PREPARATION AND FOCUS ADAPTING OUR OPERATIONS UPSTREAM PRESERVING OUR FINANCIALS Focus on cash: PROTECTING OUR PEOPLE Focus on the safety of our people: DOWNSTREAM Business Continuity Plan Suspended drilling and completion activities Ensured early crude oil storage capacity Adjusted production levels Exported crude oil Adjusted refineries’ crude oil utilization to current demand Suspended crude oil purchases to third parties Compensated local demand with exports Retail network fully operational Committed to delivering energy to Argentina Opex reduction initiatives across the whole company Adjusting capex for the rest of 2020 Refinance short-term maturities Created COVID-19 Committee Following strict health protocols Working from home

MAIN # of people injured for each million hours worked Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects. Excludes acceleration of promote of Schlumberger’s stake in Bandurria Sur for US$ 104 million in Q1 2020. 1st QUARTER 2020 IFR(1) decreased to 0.16 Hydrocarbon production 510 Kboe/d (+4.9% YoY) Revenues of USD 2,832 million (-14.7% YoY) Adjusted EBITDA(2) of USD 851 million (-16.8% YoY) Operating cash flow of USD 961 million (-12.1% YoY) CAPEX of USD 598 million (-23.0% YoY) FIGURES Crude oil realization price 48.5 USD/Bbl; Natural gas realization price 2.8 USD/MBTU

PRODUCTION INCREASE DRIVEN BY SHALE DEVELOPMENT PROJECTS NET SHALE O&G PRODUCTION (KBOE/D) +62.6% +4.9% TOTAL PRODUCTION (KBOE/D) +41.4% +61.8% Q1 2020 HIGHLIGHTS Regained natural gas market share increasing production 22 new wells put in production (3 non-operated) Shale production increase in Loma Campana, La Amarga Chica and Bandurria Sur VACA MUERTA 71 shale oil and 10 shale gas DUC wells Competitive development costs

F.O.B. REFINERY/TERMINAL PRICE (1) (USD/BBL) SALES OF REFINED PRODUCT (1) (KM 3) CRUDE OIL PRICES (USD/BBL) Net of commissions, deductions, freights, turnover tax and other taxes. FUELS DEMAND NEGATIVELY IMPACTED BY LOCKDOWN; PRICES REMAINED STABLE -5.6% -10.3% -8.1%

SOUND CASH FLOW GENERATION; REFINANCING SHORT-TERM DEBT UNDER CHALLENGING CONTEXT

YPF

CONSOLIDATED ADJUSTED CASH FLOW (1)

(In Millions of USD)



1,246
961
104
69
-792
-262
-168
1,159
Cash & equivalents at the begining of Q1 2020
Cash flow from operations
Bandurria Sur (2)
Net borrowing
Capex
Interest payments
Others
Cash & equivalents at the end of Q1 2020

PRINCIPAL DEBT AMORTIZATION SCHEDULE (3)

(In Millions of USD)



1,329
1,636
722
505
633
1,501
1
1,010
1,254
2020
2021
2022
2023
2024
2025
2026
2027
2028+
Bonds
Trade financing
Bank loans

CFO sufficient to fulfill capex

Tapped the local bond market for ~USD220mn in aggregate

~80% of debt & ~90% of cash in USD (4)

Average life of 5.74 years (4)

Avg. interest rates of 7.6% in USD and 36.0% in Pesos (4)

Net Debt /LTM Adj. EBITDA 2.2x (4)(5)

1) Cash and equivalents at the beginning of Q1 2020 converted to USD using the December 31, 2019 exchange rate of Ps 59.79 to U.S $1.00. Cash and equivalents at the end of Q1 2020 converted to USD using the March 31, 2020 exchange rate of Ps 64.37 to U.S $1.00. Cash & equivalents include Argentine sovereign bonds BONAR 2020 and 2021.
2) Refers to acceleration of promote of Schlumberger's stake in Bandurria Sur for USD 104 million in Q1 2020

(3) As of March 31, 2020, converted to USD using the exchange rate of Ps 64.37 to U.S $1.00. . Excludes IFRS 16 effects.
(4) Refers to YPF on a stand-alone basis
(5) Net debt calculated as total debt less cash & equivalents. Net debt at period end exchange rate of Ps 64.37 to U.S $1.00 and LTM Adj. EBITDA calculated as sum of quarters.

7

Continue following strict protocols to protect the safety of our people, clients, suppliers and contractors Strict capital allocation process Prioritizing liquidity, cash preservation and managing maturities RESHAPING 2020 ACTIONS WITHDRAWING PREVIOUS GUIDANCE Adjusting CAPEX and OPEX along all business units and corporate Adapting crude processing levels to demand and stock

QUESTIONS 1ST QUARTER 2020 EARNINGS WEBCAST AND ANSWERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 12, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer